UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38237

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F‑3 of Sea Limited, filed with the U.S. Securities and Exchange Commission on September 8, 2021 (File No. 333-259389) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The exhibits relate to the closings of the offering by Sea Limited of American Depositary Shares (“ADSs”), each representing one Class A ordinary share of Sea Limited, and the offering of Sea Limited’s 0.25% Convertible Senior Notes due 2026 (the “Convertible Notes”), both priced on September 9, 2021. On September 14, 2021, Sea Limited issued 12,650,000 ADSs (including 1,650,000 ADSs pursuant to the exercise in full by the underwriters in that offering of their option to purchase additional ADSs) and US$2,875,000,000 aggregate principal amount of Convertible Notes (including US$375,000,000 aggregate principal amount of Convertible Notes pursuant to the exercise in full by the underwriters in that offering of their over-allotment option to purchase additional Convertible Notes).

EXHIBIT INDEX

Exhibit 1.1 — Underwriting Agreement, dated September 9, 2021, among Sea Limited, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and BofA Securities, Inc., relating to the ADSs

Exhibit 1.2 — Underwriting Agreement, dated September 9, 2021, among Sea Limited, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and BofA Securities, Inc., relating to the Convertible Notes

Exhibit 5.1 — Opinion of Maples and Calder (Hong Kong) LLP relating to the Class A ordinary shares and the Convertible Notes

Exhibit 5.2 — Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the Convertible Notes

Exhibit 23.1 — Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

Exhibit 23.2 — Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEA LIMITED

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: September 14, 2021